ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

February 12, 2008

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

ACREX OPTIONS DON’S LAKE GOLD PROPERTY, NORTHWESTERN ONTARIO

Acrex Ventures Ltd. (the “Company”) has entered into an agreement to option a 100% interest in the Don’s Lake mineral property in northwestern Ontario.

To exercise the option the Company will be obliged to pay the Optionor a total of $190,000 by way of payments of $4,000 upon the signing of the Agreement, $30,000 by February 28, 2008, with three additional tranches as of May 29th in each of 2009, 2010 and 2011.  The Company will also have to issue the Optionor 200,000 shares with the first 50,000 shares being issuable on February 28, 2008, and with three blocks of 50,000 shares each being issuable on May 29th in each of 2009, 2010 and 2011.  To maintain the option the Company will also have to expend not less than $1,300,000 on work on the property by May 29, 2012 - the first amount being $300,000 on or before May 29, 2009.  If the Company obtains a positive feasibility report on the property it must issue a further 200,000 shares to the Optionor within 30 days of the receipt of the report.

The acquisition of the 100% interest will be subject to the reservation to the Optionor of a 2.0% net smelter return royalty.  The Company will have a first right of refusal on a 1.0% net smelter return royalty if the Optionor desires to sell the said 1.0%.

The property is comprised of 18 contiguous mineral claims containing 84 claim units and covers an area of approximately 1,344 hectares (approximately 3,321 acres).  The claims are located between the Red Lake and Pickle Lake gold camps approximately 120 kilometres north of Sioux Lookout and 108 kilometres west of Pickle Lake.

The property covers a  5 km - long Fault Zone referred to as the  Don’s Lake Shear Zone shown by lighogeochemistry to be prospective for gold and uranium.

Since 1953, the property has been held almost continuously by several mining companies and prospectors in search of uranium and gold.  Previous exploration has included VLF-EM and magnetometer surveys, geological mapping, lithogeochemistry, prospecting, and 20 diamond drill holes.

Eight of the 20 diamond drill holes intersected the prospective shear zone.  Among these eight holes, three holes are reported to have intersected good gold grades.

In 1978 trenching by Urangesellschaft is reported to have returned positive U308 and gold assays from three trenches located just south of the Don’s Lake Shear Zone .

Acrex plans to explore the mineralization with a ground geophysical survey followed by a winter diamond drill program.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.